UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-00000

NOTIFICATION OF LATE FILING

(Check One):  Form 10-K   Form 20-F    Form 11-K    [X ]Form 10-Q Form 10-D   Form N-SAR

  Form N-CSR

For Period Ended:

December 31, 2014

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Silverton Adventures Inc.

Full Name of Registrant

Former Name if Applicable

1712 Pioneer Ave. # 6385

Address of Principal Executive Office (Street and Number)

Cheyenne, WY 82001

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort orexpense and the registrant seeks relief pursuant to Rule 12b-25(b), thefollowing should be completed. (Checkbox if appropriate.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar dayfollowing the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

The compilation, dissemination and review of the information required to be presented in the Form 10Qfor the period ending December 31, 2014 could not be completed and filed by February 17, 2015, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10Qfor the period ended December 31, 2014within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to thisnotification

Ira Morris	(702)	876-1539
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of theSecurities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter  period that theregistrant was required to file such report(s) been filed? If the answer isno, identify report(s).[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations fromthe corresponding period for the last fiscal year will be reflected by theearnings statements to be included in the subject report or portionthereof?

[_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narrativelyand quantitatively, and, if appropriate, state the reasons why a reasonableestimate of the results cannot be made.

   Silverton Adventures Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersignedthereunto duly authorized.

Date

February 17, 2015

By    /s/ Ira Morris

Ira Morris

President